Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-236808

Pricing Term Sheet

McKesson Corporation

0.900% Notes due 2025

Issuer:	McKesson Corporation

Expected Ratings*:	Baa2 / BBB+ / BBB+ (all stable) (Moody’s / Fitch / S&P)

Title:	0.900% Notes due 2025

Principal Amount:	$500,000,000

Maturity Date:	December 3, 2025

Interest Payment Dates:	Semi-annually on June 3 and December 3, of each year, commencing June 3, 2021

Interest Rate:	0.900% per year

Benchmark Treasury:	UST 0.375% due November 30, 2025

Benchmark Treasury Price and Yield:	100-02 3⁄4; 0.358%

Spread to Benchmark Treasury:	+55 bps

Yield to Maturity:	0.908%

Price to Public:	99.961%

Net Proceeds to Issuer (before expenses):	$496,805,000

Redemption:	Make-whole and par call

Make-Whole:	Treasury Bond Rate

+10 bps

Par Call:	Beginning November 3, 2025 at par

CUSIP:	581557BQ7

ISIN:	US581557BQ70

Trade Date:	November 30, 2020

Settlement Date:	December 3, 2020 (T+3)

Joint Book-Running Managers:	BofA Securities, Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Senior Co-Managers:	Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

ING Financial Markets LLC

MUFG Securities Americas Inc.

NatWest Markets Securities Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322 or HSBC Securities (USA) Inc. toll-free at 1-866-811-8049.

No PRIIPs KID—No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

This pricing term sheet supplements the preliminary prospectus supplement dated November 30, 2020 and prospectus dated March 2, 2020. This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.